UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

KORE Group Holdings, Inc.
(Name of Issuer)

Warrants to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Searchlight IV KOR, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue - 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight IV KOR, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,800,000 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the number of shares of common stock, par value $0.0001 per share (“Common Stock”), of KORE Group Holdings, Inc. (the “Issuer”) issuable to Searchlight IV KOR, L.P. upon the exercise of the warrant to purchase up to 11,800,000 shares of Common Stock at an exercise price of $0.01 per share (the “Warrant”), as further discussed in Items 1, 4 and 6 herein.
(2)	Based on 86,710,582 shares of Common Stock outstanding as of November 6, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners IV GP AGG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,800,000 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP AGG, LLC, as further discussed in Items 1, 4 and 6 herein.
(2)	Based on 86,710,582 shares of Common Stock outstanding as of November 6, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,800,000 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, L.P., as further discussed in Items 1, 4 and 6 herein.
(2)	Based on 86,710,582 shares of Common Stock outstanding as of November 6, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,800,000 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the number of shares of Common Stock of the Issuer issuable to Searchlight IV KOR, L.P. upon the exercise of the Warrant held directly by Searchlight IV KOR, L.P., which may be deemed to be beneficially owned by Searchlight Capital Partners IV GP, LLC, as further discussed in Items 1, 4 and 6 herein.
(2)	Based on 86,710,582 shares of Common Stock outstanding as of November 6, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of KORE Group Holdings, Inc. (the “Issuer”), a Delaware corporation, with principal executive offices at 3 Ravinia Drive NE, Suite 500, Atlanta, Georgia 30346.

Item 2. Identity and Background.

(a) and (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), on behalf of the following persons (collectively, the “Reporting Persons”):

1.	Searchlight IV KOR, L.P., a Delaware limited partnership (“Searchlight IV KOR”);

2.	Searchlight Capital Partners IV GP AGG, LLC, a Delaware limited liability company (“Searchlight IV GP AGG”);

3.	Searchlight Capital Partners IV GP, L.P., a Cayman Islands limited partnership (“Searchlight IV GP LP”); and

4.	Searchlight Capital Partners IV GP, LLC, a Delaware limited liability company (“Searchlight IV GP”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.

(b) and (c)

The general partner of Searchlight IV KOR is Searchlight IV GP AGG. The sole member of Searchlight IV GP AGG is Searchlight IV GP LP. The general partner of Searchlight IV GP LP is Searchlight IV GP.

There are three members of Searchlight IV GP (the “Members”) who directly or indirectly control the investment and voting decisions of Searchlight IV GP. The information required by Items 2(a), (b), (c) and (f) pursuant to General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference. Searchlight IV GP AGG, Searchlight IV GP LP, Searchlight IV GP and the Members disclaim beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of the Reporting Persons is c/o Searchlight Capital Partners, L.P., 745 5th Avenue, 27th Floor, New York, New York 10151.

(d) and (e)

During the last five years, none of the Reporting Persons or any persons listed in Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On November 9, 2023, the Issuer and Searchlight IV KOR entered into an Investment Agreement (the “Investment Agreement”), pursuant to which Searchlight IV KOR agreed to purchase from the Issuer, for aggregate consideration of $150 million, (i) 150,000 shares of Series A-1 Preferred Stock of the Issuer, par value of $0.0001 per share (the “Series A-1 Preferred Stock”) and (ii) a warrant (the “Warrant”) to purchase 11,800,000 shares of Common Stock (as may be adjusted in accordance with the Warrant), with an exercise price of $0.01 per share (as may be adjusted in accordance with the Warrant), in a private placement (collectively, the “Initial Investment”). On November 15, 2023 (the “Initial Closing Date”), Searchlight IV KOR completed the Initial Investment.

On the terms and subject to the conditions set forth in the Investment Agreement, until the date that is six months following the Initial Closing Date, the Issuer has the option to issue and sell to Searchlight IV KOR for an aggregate purchase price of up to $20 million, additional shares of Series A-1 Preferred Stock and additional warrants to purchase shares of Common Stock with an exercise price of $0.01 per share (“Additional Warrants”), the proceeds of which may be used by the Issuer solely to repurchase shares of Common Stock from a stockholder (excluding any directors or executive officers and certain affiliates of the Issuer) in an amount not to exceed 10 million shares of Common Stock and otherwise on the terms set forth in the Investment Agreement (the “Additional Investment”). The Additional Investment is subject to certain conditions, including the absence of any legal restraints enjoining, restraining, preventing or prohibiting the consummation of the Additional Investment and the Issuer’s material compliance with its covenants under the Investment Agreement.

The sources of funds for the Initial Investment were capital contributions made by the investors in the Reporting Persons together with available lines of credit.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Warrant and the shares of Common Stock underlying such Warrant as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Investment Agreement and the Investor Rights Agreement (as defined below), and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the Initial Investment or any Additional Investment as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

Pursuant to the Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR, Cerberus Telecom Acquisition Holdings, LLC (“Cerberus”), the ABRY Entities (as defined therein) (“ABRY”) and certain other stockholders of Maple Holdings Inc. (a predecessor entity to the Issuer) (the “Investor Rights Agreement”), and effective as of the Initial Closing Date, Andrew Frey and David Fuller, designees of Searchlight IV KOR, were appointed as a Class I member and a Class II member, respectively, of the Board of Directors of the Issuer (the “Board”) to fill two vacancies on the Board. Until Searchlight IV KOR and its affiliates cease to own at least 7,866,666 shares of Common Stock (including, for this purpose, shares underlying warrants to purchase shares of Common Stock) in the aggregate (as proportionately adjusted for stock splits, stock dividends, combinations or reclassifications or the like) (a “Fall-Away of Investor Board Rights”), Searchlight IV KOR will be entitled to appoint two designees to the Board (each, a “Searchlight Director”), and, as long as Searchlight IV KOR is entitled to designate a Searchlight Director and has designated a Searchlight Director who qualifies as “independent” pursuant to the listing standards of the national exchange upon which the Common Stock is trading, the Issuer will take all necessary action such that a Searchlight Director serves on each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

Pursuant to the Investment Agreement, for so long as Searchlight IV KOR has a Searchlight Director serving on the Board, it is required to vote all shares of Common Stock beneficially owned by it in favor of each of the directors nominated by the Board for election.

Pursuant to the Investment Agreement, Searchlight IV KOR will be subject to certain standstill restrictions and certain restrictions on transferring shares of Series A-1 Preferred Stock, the Warrant, any Additional Warrants or shares underlying the Warrant or any Additional Warrants, as further described in Item 6 below.

Subject to the provisions in the Investment Agreement and the Investor Rights Agreement regarding the acquisition of additional shares of Common Stock by the Reporting Persons, transfer restrictions with respect to the securities acquired pursuant to the Investment Agreement and voting commitments with respect to the election of directors, the Reporting Persons intend to continually review, consider and evaluate their ongoing investment in the Issuer and all potential options with respect thereto. The Reporting Persons may, with or without the assistance of legal and/or financial advisors, engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the Board, and make suggestions, recommendations and/or proposals concerning changes to the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position, with or without the assistance of legal and/or financial advisors, in the Issuer, and may, depending on the Issuer’s performance, other market conditions and such other matters as the Reporting Persons may deem relevant, increase or decrease their investment position in the Issuer’s Common Stock and/or invest in the loans or debt or other securities of the Issuer. In addition, the Reporting Persons may, from time to time, purchase Common Stock or loans or debt or other securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock or loans or debt or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock. Any of these actions, if effected, could result in the occurrence of any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

As of the date hereof, (i) Searchlight IV KOR beneficially owns the shares of Common Stock issuable upon exercise of the Warrant reported herein, (ii) Searchlight IV GP AGG, because of its position as the general partner of Searchlight IV KOR, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrant reported herein, (iii) Searchlight IV GP LP, because of its position as the sole member of Searchlight IV GP AGG, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrant reported herein, and (iv) Searchlight IV GP, because of its position as the general partner of Searchlight IV GP LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the shares of Common Stock issuable upon exercise of the Warrant reported herein.

With respect to the shares of Common Stock issuable upon exercise of the Warrant reported herein, each of Searchlight IV KOR, Searchlight IV GP AGG, Searchlight IV GP LP, and Searchlight IV GP may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth herein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of Searchlight IV GP AGG, Searchlight IV GP LP, Searchlight IV GP, or the Members that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each of Searchlight IV GP AGG, Searchlight IV GP LP, Searchlight IV GP, and the Members.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

The Investment Agreement

Each of the Issuer and Searchlight IV KOR made certain representations and warranties and agreed to certain covenants in the Investment Agreement, including, among other things, covenants of the Issuer to (i) provide certain information and access rights to Searchlight IV KOR, (ii) preserve, renew and maintain in full force and effect its legal existence under the laws of the jurisdiction of its organization or incorporation and take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except where failure to do so would not reasonably be expected to have a Material Adverse Effect (as defined in the credit agreement, dated as of November 9, 2023, by and among the KORE Wireless Group, Inc., Maple Intermediate Holdings Inc., Whitehorse Capital Management, LLC, as Administrative Agent and Collateral Agent, UBS Securities LLC, as Joint Lead Arranger and Bookrunner, and each lender from time to time party thereto), (iii) maintain, preserve and protect all material tangible properties and equipment necessary in the operation of its business in good working order, and make all necessary repairs, renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof or thereto in accordance with prudent industry practice, except if the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) maintain, with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kind, type and amount as customarily carried under similar circumstances, (v) comply with the requirements of all of the laws, orders, writs, injunctions, decrees and judgments applicable to it or its business, except if the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (vi) maintain proper books of record and account, in which entries are full, true and correct in all material respects and in a manner to allow financial statements to be prepared in conformity with GAAP, (vii) pay and discharge, or otherwise satisfy all taxes imposed upon it or its income or profits, or upon any properties belonging to it, in each case on a timely basis, subject to certain permitted exceptions or which would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, and (viii) engage only in material lines of business substantially similar to those lines of business conducted by the Issuer and its subsidiaries as of the Initial Closing Date.

Following the Initial Closing Date, the Investment Agreement may be terminated by the mutual written consent of both parties.

Standstill

Until the earlier of (i) the date of a Fall-Away of Investor Board Rights and (ii) the third anniversary of the Initial Closing Date, without the prior written approval of the Board, Searchlight IV KOR will not, directly or indirectly, and will cause its affiliates acting at its direction not to, (a) acquire any equity securities of the Issuer (excluding any issuances by the Issuer to a Searchlight Director as compensation for his or her membership on the Board and its committees, any issuances by the Issuer of shares pursuant to the exercise of the Warrant or the Additional Warrants, or issuances pursuant to the Additional Investment), (b) make or participate in any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) with respect to, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer, (c) call or seek to call a meeting of the Issuer’s stockholders or seek the removal of a director from the Board (other than with respect to a Searchlight Director or as otherwise contemplated by the Investor Rights Agreement), (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Issuer, except for any group constituting solely of Searchlight KOR IV and its permitted transferees or a group with beneficial ownership under 20% of the outstanding shares of Common Stock (taking into account, on a fully as-exercised basis, any shares of Common Stock underlying the Warrant or the Additional Warrants), or (e) take any action that would require or would reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the foregoing transactions or events.

The foregoing does not (i) limit any actions taken by a Searchlight Director, or the ability of a Searchlight Director to vote or otherwise exercise his or her legal duties, in each case in his or her capacity as a member of the Board or its committees, (ii) limit the ability of Searchlight KOR IV or any of its affiliates to comply with applicable law, including making any disclosure required by applicable law, or (iii) prevent or impair the ability of Searchlight KOR IV or any of its affiliates to (x) vote its securities of the Issuer (subject to compliance with the voting commitment described below) or exercise any of its rights pursuant to the Investment Agreement, the Investor Rights Agreement, the terms of the Series A-1 Preferred Stock, the Warrants or the Additional Warrants, (y) acquire, or agree to acquire, equity securities of the Issuer that would result in Searchlight KOR IV, together with its affiliates, beneficially owning shares of Common Stock representing up to 20% of the outstanding shares of Common Stock (taking into account, on a fully as-exercised basis, any shares of Common Stock underlying the Warrant or the Additional Warrants) or (z) acquire or agree to acquire, by purchase or otherwise, debt securities of the Issuer or its subsidiaries. In addition, if the Issuer or any of its subsidiaries commences a process to explore a potential transaction that would reasonably be expected to result in a Change of Control (as defined in the Investment Agreement) of the Issuer, Searchlight KOR IV must be given reasonable advance notice and an opportunity to participate in such process on a confidential basis and the foregoing restrictions will not apply with respect thereto.

Transfer Restrictions

Searchlight IV KOR will not be permitted to transfer any of the shares of A-1 Preferred Stock purchased under the Investment Agreement until November 15, 2026, the third anniversary of the Initial Closing Date, except for certain permitted transfers as described below.

Searchlight IV KOR will not be permitted to transfer the Warrant, any Additional Warrants or the shares underlying the Warrant or any Additional Warrants until the earlier of (x) November 15, 2025, the second anniversary of the Initial Closing Date, or (y) the date the Issuer redeems or repurchases all of the shares of the Series A-1 Preferred Stock and Series A-2 Preferred Stock (as defined in the Investment Agreement) held by Searchlight IV KOR and its permitted transferees, except for certain permitted transfers as described below.

Notwithstanding the foregoing, each of Searchlight IV KOR and its permitted transferees may transfer all or any portion of their Series A-1 Preferred Stock, Warrants, Additional Warrants or shares underlying the Warrant or any Additional Warrants, at any time (i) to any permitted transferees, (ii) pursuant to a merger, consolidation or other business combination involving the Issuer, (iii) pursuant to a tender offer or exchange offer for the Issuer’s equity securities, (iv) in connection with any swap, hedge or similar agreement, (v) in the form of a sale to a third party for cash solely to the extent that the net proceeds of such sale are solely used to satisfy a margin call or to repay certain permitted loans, or in connection with any permitted loan or any foreclosure, disposition, sale or the exercise of any rights or remedies in connection therewith, (vi) in connection with distributions to holders of equity or profits interests in Searchlight IV KOR or the applicable permitted transferee, (vii) to the Issuer or its subsidiaries, (viii) pursuant to a net exercise of the Warrant or the Additional Warrants, in the case of shares underlying the Warrant or any Additional Warrants, (ix) in connection with any transaction in which all holders of Common Stock are offered terms substantially similar to those given to Searchlight IV KOR and its permitted transferees or otherwise have the opportunity to participate in the transaction on a pro rata basis and are entitled to receive consideration of equal market value and (x) in the form of mortgages, hypothecations and/or pledges in respect of permitted loans.

The Issuer shall reasonably cooperate with Searchlight IV KOR and its permitted transferees to facilitate transfers of any securities not prohibited by the foregoing transfer restrictions, including providing reasonable diligence materials and access to management of the Issuer to potential transferees during normal business hours, subject to reasonable confidentiality agreements without any requirement to cleanse information shared pursuant to such confidentiality agreements.

Voting Commitment

For so long as Searchlight IV KOR has a Searchlight Director serving on the Board, it is required to vote all shares of Common Stock beneficially owned by it in favor of each of the directors nominated by the Board for election.

The Warrant

The Warrant is exercisable at any time and from time to time until prior to the close of business on the 10th anniversary of the issuance of the Warrant (subject to extension in limited circumstances). The Warrant includes customary anti-dilution adjustments, including, among others, for stock splits, reclassifications, combinations, dilutive issuances and dividends or distributions made by the Issuer on the Common Stock. The Warrant is exercisable on a cash or net settlement basis. The Warrant, and any Additional Warrants issued after the Initial Closing Date, will expire 10 years after the applicable date of issuance, except as otherwise provided therein.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, until a Fall-Away of Investor Board Rights, Searchlight IV KOR will be entitled to appoint two Searchlight Directors, and, as long as Searchlight IV KOR is entitled to designate a Searchlight Director and has designated a Searchlight Director who qualifies as “independent” pursuant to the listing standards of the national exchange upon which the Common Stock is trading, the Issuer will take all necessary action such that a Searchlight Director serves on each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

Pursuant to the Investor Rights Agreement, Searchlight IV KOR will have customary shelf registration rights, underwritten shelf takedown rights and piggyback registration rights with respect to the shares of Common Stock (including shares underlying the Warrant or any Additional Warrants) that it holds subject to, in the case of underwritten offerings, certain minimum thresholds, lock-up restrictions and commitments regarding underwriters’ cutbacks.

Certificates of Designations for Series A-1 Preferred Stock and Series A-2 Preferred Stock

The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series A-1 Preferred Stock are set forth in a Certificate of Designations (the “Series A-1 Certificate”). Under the Series A-1 Certificate, dividends on each share of Series A-1 Preferred Stock will accrue daily on the Preference Amount (as defined below) at a rate of 13% per annum, with an increase to 15% per annum if the Issuer fails to redeem all of the outstanding shares on the 10th anniversary of issuance (the “Mandatory Redemption Date”). Dividends on the shares of Series A-1 Preferred Stock are payable quarterly in arrears, either in cash or through an accrual of unpaid dividends (“Accrued Dividends”), at the Issuer’s option.

The Series A-1 Preferred Stock will rank senior to the Common Stock and each other class or series of capital stock the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A-1 Preferred Stock as to dividend rights, rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer or redemption rights.

At any time on or before the first anniversary of the Initial Closing Date, the Issuer may redeem all (but not less than all) of the Series A-1 Preferred Stock in cash at a price equal to 104.0% of the sum of (i) the original liquidation preference of $1,000 per share of Series A-1 Preferred Stock plus (ii) any Accrued Dividends ((i) and (ii), collectively, the “Preference Amount”) plus (iii) accrued and unpaid distributions as of the redemption date. Any time after the first anniversary of the Initial Closing Date but on or prior to the second anniversary of the Initial Closing Date, the Issuer may redeem all (but not less than all) of the Series A-1 Preferred Stock in cash at a price equal to 102.0% of (i) the Preference Amount plus (ii) accrued and unpaid distributions as of the redemption date. Any time after the second anniversary of the Initial Closing Date but on or prior to the third anniversary of the Initial Closing Date, the Issuer may redeem all (but not less than all) of the Series A-1 Preferred Stock in cash at a price equal to 101.0% of (i) the Preference Amount plus (ii) accrued and unpaid distributions as of the redemption date. Any time after the third anniversary of the Initial Closing Date, the Issuer may redeem all (but not less than all) of the Series A-1 Preferred Stock in cash at a price equal to (i) the Preference Amount, plus (ii) accrued and unpaid distributions as of the redemption date. The foregoing redemptions are referred to as an “Optional Redemption.”

If (i) a Change of Control (as defined in the Series A-1 Certificate) occurs, the Issuer shall have the option to redeem, and the holders of Series A-1 Preferred Stock may elect to have redeemed, in whole or in part, shares of Series A-1 Preferred Stock, or (ii) a Bankruptcy Triggering Event (as defined in the Series A-1 Certificate) occurs, the Issuer shall redeem all of the Series A-1 Preferred Stock, in each case of (i) or (ii), by paying the redemption price payable on an Optional Redemption as of the date of such redemption.

The Series A-1 Preferred Stock is mandatorily redeemable on the Mandatory Redemption Date, at a price per share of Series A-1 Preferred Stock equal to the Preference Amount plus accrued and unpaid distributions as of the Mandatory Redemption Date.

Following the second anniversary of the Initial Closing Date, if there is a redemption resulting from a Change of Control (as defined in the Series A-1 Certificate) or an Optional Redemption, the Issuer must pay to the holders of Series A-1 Preferred Stock an Incremental Amount (as defined in the Series A-1 Certificate) in cash under certain circumstances, and in accordance with the formula, set forth in the Series A-1 Certificate.

The Series A-1 Certificate also provides that, upon any transfer of a share of Series A-1 Preferred Stock to any person other than a Permitted Transferee (as defined in the Series A-1 Certificate) of the applicable holder thereof, such share of Series A-1 Preferred Stock shall automatically convert into one share of Series A-2 Preferred Stock of the Issuer, par value of $0.0001 (the “Series A-2 Preferred Stock”). The terms of the Series A-2 Preferred Stock, as set forth in the certificate of designations designating the Series A-2 Preferred Stock (the “Series A-2 Certificate” and, together with the Series A-1 Certificate, the “Certificates of Designations”), are identical to the terms of the Series A-1 Preferred Stock in all material respects except that the payment of the Incremental Amount and conversion described in the preceding sentence does not apply to the Series A-2 Preferred Stock.

The Series A-1 Preferred Stock is not convertible into Common Stock.

Each holder of Series A-1 Preferred Stock will have one vote per share on any matter on which holders of Series A-1 Preferred are entitled to vote (as described below), whether at a meeting or by written consent.  The holders of shares of Series A-1 Preferred Stock do not otherwise have any voting rights, except as required by applicable law.

The vote or consent of the holders of at least a majority of the shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock outstanding at such time, voting together as a single class, is required in order for the Issuer to (i) amend, alter or repeal any provision of (x) its Amended and Restated Certificate of Incorporation (excluding the Certificates of Designations) or Bylaws in a manner that would materially and adversely affect the rights, preferences, privileges or powers of the Series A-1 Preferred Stock or Series A-2 Preferred Stock, as applicable, or (y) the Certificates of Designations, (ii) authorize or issue any capital stock ranking senior or pari passu to the Series A-1 Preferred Stock or the Series A-2 Preferred Stock, (iii) incur, assume or guarantee any indebtedness, subject to the exceptions set forth therein, and (iv) declare, pay or set aside any dividend on, or make any distribution with respect to, or redeem, purchase or make a liquidation payment relating to, any capital stock ranking pari passu or junior to the Series A-1 Preferred Stock and Series A-2 Preferred Stock, subject to the exceptions set forth therein.

In addition, the vote or consent of the holders of at least a majority of the shares of Series A-1 Preferred Stock outstanding at such time, voting together as a single class, is required in order for the Issuer to amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation (including the Certificates of Designations) or Bylaws of the Issuer in a manner that would materially and adversely affect the rights, preferences, privileges or powers of the Series A-1 Preferred Stock compared to those of the Series A-2 Preferred Stock.

The foregoing descriptions of the Investment Agreement, the Investor Rights Agreement, the Warrant, the Series A-1 Certificate and the Series A-2 Certificate are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this report as Exhibits 2, 3, 4, 5 and 6 and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act (filed herewith).
Exhibit 2	Investment Agreement, dated as of November 9, 2023, by and between the Issuer and Searchlight IV KOR (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 9, 2023).
Exhibit 3	Warrant, dated as of November 15, 2023, issued by the Issuer to Searchlight IV KOR (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).
Exhibit 4	Amended and Restated Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, Searchlight IV KOR and certain stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).
Exhibit 5	Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).
Exhibit 6	Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2023.

SEARCHLIGHT IV KOR, L.P. By: Searchlight Capital Partners IV GP AGG, LLC, its General Partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS IV GP AGG, LLC

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS IV GP, L.P. By: Searchlight Capital Partners IV GP, LLC, its General Partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

SEARCHLIGHT CAPITAL PARTNERS IV GP, LLC

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

ANNEX A

Members of Searchlight Capital Partners IV GP, LLC

Name and Occupation	Business Address	Citizenship
Oliver Haarmann Founding Partner, Searchlight Capital Partners, L.P.	15 Golden Square, 2nd Floor London W1F 9JG United Kingdom	German

Erol Uzumeri Founding Partner, Searchlight Capital Partners, L.P.	22 Adelaide Street West, 35th Floor Bay-Adelaide Centre Toronto, ON M5H 4E3 Canada	Canadian

Eric Zinterhofer Founding Partner, Searchlight Capital Partners, L.P.	745 Fifth Avenue, 27th Floor New York, NY 10151 United States	American